Exhibit 99.1

VIQ Solutions Reports Third Quarter 2021 Financial Results

Reconfirms Goals Dependent Upon Timing of Close of Auscript Acquisition

PHOENIX, AZ, November 9, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the three and nine month periods ended September 30, 2021. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“Now that we have executed the majority of our major corporate initiatives this year to fortify our strong foundation, we are firmly positioned to accelerate disruption. Our focus is on executing our growth plan by investing in and enabling organic growth and accelerating the M&A transactions in the pipeline. This includes closing the Auscript acquisition in the fourth quarter, integrating our recent acquisitions and the continued improvement of our technology enabled productivity gains and expansion of our geographic footprint.” said Sebastien Paré, VIQ’s Chief Executive Officer.

“We made meaningful progress this year in refining operations, driving significant improvements in services gross margin through the migration and deployment of NetScribe™ technology, and we continue to execute new and renewed contracts to drive organic growth and upsell opportunities as we add our new products to renewal contracts. We will begin to see the impact of FirstDraft in the overall competitive landscape and in margin attainment. As we track and report KPI’s next year and following the integration of the Auscript and TTA acquisitions, the positive impact on operations will become evident in our results,” said Susan Sumner, VIQ’s President and Chief Operating Officer.

Third Quarter 2021 Financial Highlights:

•	Revenue of $7.1 million compares to $8.2 million in the same quarter of 2020. Approximately, $0.6 million of the decrease in revenue was due to slower recovery in the United States from COVID-19 resulting in lower transcription revenue mostly from media and criminal justice verticals and the extended Australia shutdown. The remaining decrease of $0.5 million of revenue is related to a one-time transcription project revenue recorded in 2020;
•	Gross profit of $3.6 million represented 51% of revenue compared to $4.9 million, or 60% of revenue, in the same quarter of 2020. In addition to revenue decline, the decrease in gross margin for the three months ended September 30, 2021, versus the same period of the prior year was primarily due a $1.1 million reduction in COVID-19 wage subsidies received and higher operating costs due to labor shortages in the United States. This was partially offset by improved efficiency gains following the transition to machine versus human first drafts through the use of NetScribe, powered by aiAssist™;
•	Adjusted EBITDA was negative $3.1 million versus the same quarter in the prior year Adjusted EBITDA of positive $2.0 million. In addition to the reduction in gross profit previously mentioned, the decrease in Adjusted EBITDA was driven by higher Selling and Administrative expenses in the quarter, which increased by $2.6 million primarily driven by higher merger and acquisition costs and fees relating to the Company’s TSX and Nasdaq listings. In addition, COVID-19 wage subsidies in the current year quarter were $1.2 million lower versus the comparative period in 2020. For a reconciliation of net loss to Adjusted EBITDA, refer to the table at the end of this press release; and

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•	Net loss was $3.9 million versus net loss of $0.3 million in the same quarter in 2020. Net loss for the current period was offset by a $0.8 million gain on revaluation of derivative warrant liability that is remeasured at the end of each reporting period, $0.5 million foreign exchange gain and $0.2 million less in amortization recorded on intangible assets.

Nine Month 2021 Financial Highlights:

•	Revenue of $23.5 million decreased 2% compared to $24.0 million in the comparable period of the prior year. A decrease of $0.9 million of revenue related to a one time transcription project revenue in 2020;
•	Gross profit of $11.6 million represented 49% of revenue versus $13.2 million or 55% for the same period in 2020. Gross profit for the first nine months of 2021 was negatively impacted by the effects of COVID-19 shutdowns including delayed revenue, and reduced COVID-19 subsidies of approximately $2.1 million;
•	Adjusted EBITDA was negative $3.1 million compared to a positive $4.3 million for the same period in 2020. Adjusted EBITDA was negatively impacted by lower gross margins and $3.5 million in higher SG&A expenses primarily driven by higher merger and acquisition costs and fees relating to the TSX and Nasdaq listing. In addition, COVID-19 subsidies were $2.3 million lower versus the comparable prior year period. For a reconciliation of net loss to Adjusted EBITDA, please see the table at the end of this press release; and
•	Net loss was $16.0 million versus a net loss of $8.0 million for the same period in 2020. Approximately $6.4 million of the current period’s loss relates to non-cash stock-based compensation following shareholder approval of a new omnibus plan offset by $6 million in lower interest expenses and related costs due to conversion of the Company’s convertible note in 2020.

“Volumes, gross margins, and contract renewals are trending upward, and new contracts delayed due to COVID-19 are resuming. More than ever, customers are looking to accelerate their digital transformation in a post pandemic hybrid environment,” said Alexie Edwards, VIQ’s Chief Financial Officer.

“Achieving our revenue goal in 2021 of at least $34 million is dependent upon the closing date of the Auscript acquisition. If the closing of this acquisition is delayed beyond mid-November, revenues for this year will be impacted. We are as eager as all of our investors in closing the acquisition as quickly as possible,” continued Mr. Edwards.

Reiterating Goals for Full Year 2021 and 2022:

VIQ reiterates from its October 15, 2021, press release that it anticipates revenue to be in the range of $34 to $35 million with gross margin in the 48%-50% range for fiscal year 2021.

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The Company’s goals for 2022 include a full year of normalized revenue for The Transcription Agency (“TTA”) and Auscript Australasia Pty Ltd (“Auscript”), the new organic growth contracts delayed in 2021, and processing the backlog related to COVID-19 shutdowns. Financial expectations include generating at least $50 million in revenue with 47%-55% gross margin.

Subsequent Events:

On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of TTA. The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the six-month period following closing. TTA is a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The acquisition positions VIQ to provide localized services to government agencies and will provide synergies with VIQ’s existing business. VIQ funded the acquisition by utilizing cash on hand.

On October 12, 2021, the Company entered into a definitive purchase agreement to acquire the assets of Auscript, the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. The Company will acquire Auscript for a total purchase price of approximately $7.65 million. The proposed acquisition is expected to close in the fourth quarter of 2021, subject to the regulatory approvals and other customary closing conditions.

Conference Call Details

VIQ will host a conference call and webcast to discuss its second quarter 2021 results on Wednesday, November 10 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ CEO, Alexie Edwards, VIQ CFO, and Susan Sumner, VIQ President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-833-378-1030 (North America toll-free) or +1-236-712-2544 (international) to be connected to the call by an operator using conference ID number 7969525. Participants should dial in at least 10 minutes prior to the start of the call.  A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net

Email: marketing@viqsolutions.com

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For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this press release include, but are not limited to Company’s current focus, the contemplated impact of significant new and renewed contracts on the Company, the impact of tracking and reporting KPIs and the Auscript and TTA acquisitions on the Company, the full year 2021 outlook, revenue goals for 2021 and 2022 and the benefits of the TTA acquisition on the Company.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

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Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those express or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash	$26,024,604	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts	4,991,503	4,475,751
Inventories	60,565	49,381
Prepaid expenses and deposits	1,889,614	254,230
	32,966,286	21,615,033
Non-current assets
Restricted cash	88,796	42,835
Property and equipment	181,508	215,835
Right of use assets	207,839	309,566
Intangible assets	10,496,970	12,118,352
Goodwill	6,934,842	6,976,096
Deferred tax assets	415,539	1,441,942
Total assets	$51,291,780	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,171,204	$5,305,600
Income tax payable	35,737	201,592
Share appreciation rights plan obligations	–	126,503
Share based payment liability	376,340	–
Derivative warrant liability	2,452,332	–
Current portion of long-term debt	1,195,476	1,486,136
Current portion of lease obligations	48,403	113,218
Current portion of contract liabilities	991,448	1,252,957
	12,270,940	8,486,006
Non-current liabilities
Deferred tax liability	60,301	60,587
Long-term debt	12,026,552	12,138,799
Long-term contingent consideration	842,392	1,575,528
Long-term lease obligations	197,674	240,981
Long-term contract liabilities	3,139	70,834
Other long-term liabilities	421,710	360,525
Total liabilities	25,822,708	22,933,260

Shareholders' Equity
Capital stock	72,273,856	50,234,551
Contributed surplus	4,805,768	4,970,945
Accumulated other comprehensive loss	(245,405)	(78,906)
Deficit	(51,365,147)	(35,340,191)
Total liabilities and shareholders' equity	$51,291,780	$42,719,659

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VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended September 30		Nine Months ended September 30,
	2021	2020	2021	2020
Revenue	$7,086,357	$8,172,800	$23,532,391	$23,974,019
Cost of Sales	3,444,259	3,268,679	11,891,379	10,789,728
Gross Profit	3,642,098	4,904,121	11,641,012	13,184,291
Expenses
Selling and administrative expenses	6,516,449	2,693,818	14,008,605	8,161,584
Research and development expenses	317,546	324,174	817,219	786,032
Stock based compensation	859,119	106,536	7,632,906	637,514
Foreign exchange (gain) loss	(445,978)	21,709	(77,252)	(285,191)
Depreciation	45,736	144,290	189,392	347,363
Amortization	989,215	1,216,245	3,282,037	3,290,852
	8,282,087	4,506,772	25,852,907	12,938,154
Income (loss) before undernoted items	(4,639,989)	397,349	(14,211,895)	246,137

Operating income (loss)

Interest expense	(329,598)	(371,699)	(996,611)	(4,442,669)
Accretion and other financing costs	(236,309)	(317,192)	(755,970)	(881,752)
Gain (loss) on revaluation of conversion feature liability	–	16,407	–	(1,175,145)
Loss on repayment of long-term debt	–	–	–	(1,290,147)
Gain on contingent consideration	80,252	87,071	66,977	87,071
Gain on revaluation of options	501,974	–	501,974	–
Gain on revaluation of RSUs	119,012	–	119,012	–
Gain on revaluation of the derivative warrant liability	763,499	–	763,499	–
Restructuring costs	(35,072)	–	(395,324)	–
Business acquisition costs	(183,324)	–	(183,324)	–
Other income	2,226	583	10,520	688
	(3,957,329)	(187,481)	(15,081,142)	(7,455,817)

Current income tax recovery (expense)	42,562	(228,418)	41,204	(672,693)
Deferred income tax recovery (expense)	55,262	82,892	(985,018)	82,892
Income tax recovery (expense)	97,824	(145,526)	(943,814)	(589,801)
Net loss for the period	$(3,859,505)	$(333,007)	$(16,024,956)	$(8,045,618)

Net loss per share
Basic	(0.15)	(0.02)	(0.63)	(0.46)
Diluted	(0.15)	(0.02)	(0.63)	(0.46)
Weighted average number of common shares outstanding - basic	26,359,517	18,494,247	25,292,160	17,321,476
Weighted average number of common shares outstanding - diluted	26,359,517	18,494,247	25,292,160	17,321,476

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VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars) (Unaudited)

Reconciliation of Non-IFRS Measures

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the periods ended September 30, 2021 and 2020:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Net Loss	(3,859,505)	(333,007)	(16,024,956)	(8,045,618)
Add:
Depreciation	45,736	144,290	189,392	347,363
Amortization	989,215	1,216,245	3,282,037	3,290,852
Interest expense	329,598	371,699	996,611	4,442,669
Current income tax recovery (expense)	(42,562)	228,418	(41,204)	672,693
Deferred income tax recovery (expense)	(55,262)	(82,892)	985,018	(82,892)
EBITDA	(2,592,780)	1,544,753	(10,613,102)	625,067
Accretion and other financing expense	236,309	317,192	755,970	881,752
(Gain) Loss on revaluation of conversion feature liability	-	(16,407)	-	1,175,145
Loss on repayment of long-term debt	-	-	-	1,290,147
Gain on revaluation of options	(501,974)	-	(501,974)	-
Gain on revaluation of RSUs	(119,012)	-	(119,012)	-
Gain on revaluation of the derivative warrant liability	(763,499)	-	(763,499)	-
Restructuring Costs	35,072	-	395,324	-
Business acquisition costs	183,324	-	183,324	-
Other	(2,226)	(583)	(10,520)	(688)
Stock-based compensation	859,119	106,536	7,632,906	637,514
Foreign exchange (gain) loss	(445,978)	21,709	(77,252)	(285,191)

Adjusted EBITDA	(3,111,645)	1,973,200	(3,117,835)	4,323,746

Non-IFRS Measures

Adjusted EBITDA is not a measure recognized by IFRS and does not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

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The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This MD&A also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

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